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Memorandum

VIA EDGAR

To:	Christian N. Windsor, Division of Corporation Finance, SEC

From:	Dennis A. Lee, SVP & Corporate Counsel

Date:	February 21, 2008

Re:	UCBH Holdings, Inc. File No. 000-24947

In response to your request for a further clarification, we would amend our response as follows:
“The bonuses shown on the summary compensation table for 2006 were based on subjective factors and not on the attainment of performance targets. Because the company did not base the 2006 bonuses on performance relative to pre-established performance targets, the Company did not need to analyze whether the disclosure of specific performance targets would result in competitive harm.”
Please feel free to call me at (415) 315-2832 or email me at dennis.lee@unitedcb.com if you have any questions.

Thank you.